PE
3-5-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
PAGE 1 OF 5 PAGES

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

March 5, 2002

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

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This Form 6-K consists of:

Huaneng Power International's Announcement on March 4, 2002, in English with respect to the RMB 5 Billion Yuan credit facility granted by China Construction Bank to Huaneng Power International, Inc.

To: Business Editor
[For Immediate Release]

RMB 5 Billion Yuan Credit Facility
Granted by China Construction Bank to
HUANENG POWER INTERNATIONAL, INC.

(Beijing, China, March 4, 2002) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] today signed an agreement with the China Construction Bank (the "Bank") granting the Company a RMB 5 billion Yuan credit facility. The credit facility will provide strong financial support to the Company for its future development. At the same time, China Huaneng Group Corporation and Huaneng International Power Development Corporation also signed "strategic cooperation agreement" and "agreement on electronical payment and settlement" with the Bank.

Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. With total generation capacity of 10,813.5MW, the Company is the largest independent power producer in China.

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For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax:(852) 2520 2241

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By [signature]

Name: Wang Xiaosong
Title: Vice Chairman

Date: March 5 , 2002